SIDLEY AUSTIN llp	BEIJING	LOS ANGELES
ONE SOUTH DEARBORN	BRUSSELS	NEW YORK
CHICAGO, IL 60603	CHICAGO	SAN FRANCISCO
(312) 853 7000	DALLAS	SHANGHAI
(312) 853 7036 FAX	FRANKFURT	SINGAPORE
	GENEVA	SYDNEY
	HONG KONG	TOKYO
	LONDON	WASHINGTON, D.C.

FOUNDED 1866

September 26, 2008

VIA EDGAR

Mr. Michael McTiernan
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Winton Futures Fund L.P. (US) (the “Registrant”) – Form 10

Dear Mr. McTiernan:

We thank you for your comment letter of August 20, 2008 relating to the Registrant’s Form 10 filed on July 30, 2008.  For your convenience, the comments included in your August 20, 2008 letter are set forth verbatim below, together with the Registrant’s responses thereto.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Exchange Act.  Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

The Registrant understands that the Form 10 will become effective automatically 60 days after filing and that, as a result, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act.  The Registrant will continue to work with the Commission in addressing further comments.

2.
Please tell us whether this registration statement is subject to U.S. Commodities Futures Trading Commission disclosure rules and regulations and whether it has been submitted for review to the National Futures Association.

This registration statement is not subject to U.S. Commodity Futures Trading Commission disclosure rules and it has not been submitted for review to the National Futures Association.

  Sidley Austin llp is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Mr. Michael McTiernan
September 26, 2008

Item 1: Business

Narrative Description of Business

(i) General, page 3

3.
We note you are registering “Interests” of a limited partnership and that the Interests themselves are divided into three classes.  It appears that you are, in fact, selling three separate classes of securities.  Please advise us why you believe it is appropriate to only register Interests of the limited partnership.

Section 12(g)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides that a “class” includes securities that “are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.”  The holders of all Interests in the Registrant share pro rata in Registrant’s profits and losses and otherwise have identical rights under Registrant’s limited partnership agreement, the sole differences among the “classes” being the payment of certain fees and the minimum investment required.  Even though the Registrant uses the term “Class” to refer to each of the three types of Interest, the Registrant does not believe that different fees and investment minimums are sufficient differences to make them three separate “classes” under Section 12(g) of the Exchange Act.

(iii) The Advisor, page 4

4.
Please revise the disclosure to briefly describe the Advisor’s experience in trading and investing in international futures, options and forward markets.  Please quantify the number of accounts managed by your Advisor and its affiliates that use the same proprietary trading model.

The Registrant has revised the disclosure.

(v) Use of Proceeds, page 6

5.	Please briefly describe the market factors that could cause the percentage of assets used as initial margin to change significantly.

The Registrant has added this description.

Mr. Michael McTiernan
September 26, 2008

Charges, page 6

6.
We refer to your statement on page 9 that the General Partner in its sole discretion may charge fees to certain limited partners that differ from the disclosed fee schedule.  Please discuss under what circumstances the General Partner may elect to charge these fees and what limited partners may be affected.

The Registrant has revised the disclosure.

Conflicts of Interest

Other Commodity Pools, page 11

7.	You state that the General Partner may have a financial incentive to favor other pools. Please expand your disclosure to discuss under what conditions the General Partner may favor other pools.

The Registrant has done so.  We note that identifying a potential or actual conflict of interest does not in and of itself mean that the General Partner does, in fact, act in any manner adverse to the interests of Registrant or its limited partners.

Item 2: Financial Information

General

8.	Please update your financial information and financial statements to comply with Rule 3-12 of Regulation S-X.

The Registrant has done so.

Item 9: Market Price of Dividends on the Registrant’s Common Equity….

(b) Holders, page 25

9.	Please include the percentage of Class A, Class B and Institutional Interests issued and outstanding as of a recent date.

As no separate rights or preferences within Registrant’s capital structure are attached to Registrant’s “classes” of interests, we do not believe that the differing fee arrangements and minimum investment requirements among “classes” amount to a difference in class of securities within the meaning of 12(g)(5), as stated in our response to Staff Comment No. 3.  Accordingly, we do not believe that the requested break-out is relevant disclosure or responsive to Form 10 Item 9 or Regulation S-K Item 201 and respectfully request the Staff to reconsider its comment.  Supplementally, we advise the Staff that the Partnership had, as of September 1, 2008, 1,102 “Class” A Interest holders (71%), 384 “Class” B Interest holders (25%), 56 “Institutional” Interest holders (4%), and 2 holders designated as Special Limited Partners (0.1%).

Item 11: Description of Registrant’s Securities to be Registered

Redemption Provisions, page 27

10.	We note that there is no trading market for your Interests and that limited partners may require you to redeem some or all of their Interest in the Partnership as of the end of any

Mr. Michael McTiernan
September 26, 2008

month on fifteen days’ prior written notice to APM Funds.  Please disclose whether the limited partners must pay a redemption fee when requiring you to redeem their interests.  Further, please note whether you provide a special redemption period should the pool experience a decline to less than 50 percent of its value.

The Partnership does not charge a redemption fee for the redemption of Interests.  The Partnership does not provide, and is not required to provide,  a special redemption period if the pool experiences a decline to less than fifty percent of its value.  We do not believe that negative disclosure on these points is warranted under any disclosure regime.

11.
We note that you or APM Funds may call or redeem the Interests held by the limited partners.  Please revise your disclosure to discuss under what circumstances you or APM Funds may call for the redemption of the limited partners’ Interests.  Please explain how you will determine which Interests will be redeemed and whether redemptions will be conducted on a pro rata basis.

The Registrant has revised the disclosure.

Item 13. Financial Statements and Supplementary Data

Winton Futures Fund, L.P. (US) Financial Statements for Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm, page A-1

12.
We note that the report of your independent registered public accounting firm reflects that their audit of Winton Futures Fund was conducted in accordance with US-GAAS.  Issuers, as defined in PCAOB Rule 1001(i)(iii), must obtain an audit in accordance with the standards of the PCAOB-US.  Please obtain an audit report that indicates that the audits were conducted in accordance with the standards of the PCAOB-US.

The Registrant has done so.

Statements of Changes in Partners Capital, page A-6

13.
We note that you provide balances for your Class A, Class B and Special Interests.  We further note that your limited partner Interests as described in the “Item 1: Business” section are classified as Class A, Class B and Institutional Interests.  Please clarify if the reference in your financial statements to Special Interests is intended to mean Institutional Interests or, alternatively, please describe what constitutes a Special Interest.

Mr. Michael McTiernan
September 26, 2008

The financial statements attached as Exhibits to the Registrant’s initial Form 10 filing cover periods through March 31, 2008.  Financial statements attached as Exhibits to the Registrant’s Amendment No. 1 to its Form 10 filing cover periods through June 30, 2008.  The offering of Interests pursuant to the revised fee and class structure of the Partnership, as described in Item 2(a)(i) of the Registrant’s Form 10, commenced as of June 2008.  However, the issuance of Interests under such revised fee structure did not occur until July 1, 2008 – the beginning of the Partnership’s fiscal third quarter.  Therefore, financial statements of the Partnership for periods ending March 31, 2008 and June 30, 2008 reflect only Interests issued and outstanding through June 30, 2008, as follows:  Class A Interests; Class B Interests (now re-classified as “Institutional Interests”) and Interests held by Special Limited Partners (referred to in financial statements as “Special Interests”).   Financial statements for the fiscal third quarter 2008 and periods thereafter will reflect the revised fee and class structure as described in Item 2(a)(i) of the Registrant’s current Form 10.

The Interest of a Special Limited Partner (referred to in financial statements as a “Special Interest”) is not the same as an Institutional Interest.  Special Interests are described in Note 2 to Consolidated Financial Statements in response to Staff Comment No. 16.

Statements of Cash Flows, page A-7

14.	Please ensure that your balances for Cash, at end of year, per your Statements of Cash Flows, reconcile to your Statements of Financial Condition for each period-end presented.

The Registrant has done so.

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies

Capital Accounts and Allocation of Income and Losses, page A-8

15.
We note that you account for subscriptions, allocations and redemptions on a per partner capital account basis.  Therefore, please clarify to us how you use specific identification to value each partner capital account, of which as of July 1, 2008 you indicate there were 1,249 holders of interests.  If you do not use specific identification and do not consider yourself a nonunitized fund, please disclose earnings and net asset values for each class of your limited partnership interests or tell us why you have elected to not do so.  In your response, please cite accounting literature relied upon, including reference to the AICPA Audit and Accounting Guide: Investment Companies as of May 1, 2008.

Mr. Michael McTiernan
September 26, 2008

The General Partner assigns a specific numeric identifier as of the initial establishment of each Partner’s capital account through a computerized system.  The specific identification number for each capital account is then used by the General Partner and by the Administrator to track all account activity including pro rata allocations of profit, loss and other allocation items to capital accounts pursuant to the terms of the Partnership Agreement.

Note 2 – Agreements and Related Parties

General Partner Management Fee, page A-10

16.
We refer to your statement that “[t]he General Partner may declare any limited partner a “Special Limited Partner” and the management fees or incentive fees charged to any such partner may be different than those charged to other limited partners.”  Please disclose how a Special Limited Partner differs from a limited partner, under what circumstances your General Partner would declare a Special Limited Partner, and how the fee structure for a Special Limited Partner differs from that of the limited partners.

The Registrant has done so.

Winton Futures Fund, L.P. (US) Financial Statements for Period Ended March 31, 2008

Statement of Financial Condition, page B-1

17.	Please provide the balance sheet, as well as the Condensed Schedule of Investments, as of the end of the preceding fiscal year. Refer to Rule 8-03 of Regulation S-X.

The Registrant has done so.

Very truly yours,

/s/ Nathan A. Howell
Nathan A. Howell
cc:	David Mathews
James Biery